                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         )
The AES Corporation      )       File No. 70-9465
                         )


            Certificate Pursuant to Rule 24 and Release No. 35-27063
              Under the Public Utility Holding Company Act of 1935

         On August 20, 1999, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27063 in File No. 70-9465 ("Exemption Order") granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, ("the Act") to The AES Corporation ("AES") in relation to its proposed acquisition of CILCORP Inc. ("CILCORP"), which has a public-utility subsidiary company, Central Illinois Light Company ("CILCO"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of three years beginning September 30, 1999 and every six months thereafter. The requested certificate is set forth below (as an attachment) for the period ending March 31, 2000.

                                                     Respectfully submitted,

                                                     /s/ Earle H. O'Donnell

                                                     --------------------------


                                                    Earle H. O'Donnell
                                                    Julia Dryden English
                                                    Andrew B. Young
                                                    Dewey Ballantine LLP
                                                    1775 Pennsylvania Avenue, NW
                                                    Washington, D.C.  20006

Dated:  May 30, 2000

                               THE AES CORPORATION
             SEC FILING PURSUANT TO SECTION 3(A)(5) EXEMPTION ORDER
                          QUARTER ENDED MARCH 31, 2000

ITEM (1) PER EXEMPTION ORDER (STATEMENTS ATTACHED):

1) Statement of Income of The AES Corporation for the 12 months ended March 31, 2000:

         a) 12 months ended March 31, 2000 GAAP consolidated income statement

         b) 12 months ended March 31, 2000 pro rata consolidated income statement

2)       Balance Sheet of The AES Corporation at March 31, 2000

         a)       GAAP Basis Consolidated Balance Sheet

         b)       Pro Rata Consolidated Balance Sheet

3)       Statement of Income CILCORP Inc. for the 12 months ended March 31, 2000

4)       Statement of Income CILCO for the 12 months ended March 31, 2000

5)       Consolidated Balance Sheet of CILCORP Inc. at March 31, 2000

6)       Consolidated Balance Sheet of CILCO at March 31, 2000

THE AES CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED MARCH 31, 2000 - GAAP BASIS

-----------------------------------------------------------
                                       TWELVE
                                       MONTHS       %
                                        ENDED       OF
                                       3/31/00    SALES
-----------------------------------------------------------
($ in millions,
 except per
 share amounts)

REVENUES:
Sales and services                      $   4,091   100%

OPERATING COSTS
 AND EXPENSES:
Cost of sales
 and services                               2,885    71%
Selling, general and
 administrative
 expenses                                      84     2%
Provision to reduce
 contract receivables                          11      -
                                    --------------

TOTAL OPERATING COSTS
 AND EXPENSES                                2,980    73%
                                    --------------

OPERATING INCOME                             1,111    27%

OTHER INCOME AND
 (EXPENSE):
Interest expense                               (777) -19%
Interest and other
 income                                       123      2%
Foreign currency
 transaction gain (loss)                        4      -

Equity in earnings of
 affiliates (before
 income tax)                                  230      6%


INCOME BEFORE
 INCOME TAXES
 AND MINORITY
 INTEREST                                     691     17%

Income tax provision                          188      5%
Minority interest                              64      2%
                                    --------------

INCOME BEFORE
 EXTRAORDINARY ITEM                           439     11%


Extraordinary item, net of tax -
Early extinguishment of debt                  (24)    -1%
                                    --------------

NET INCOME                              $     415     10%
                                    ==============

THE AES CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED MARCH 31, 2000 - PRORATA BASIS


----------------------------------------------------------
                                       TWELVE
                                       MONTHS       %
                                        ENDED       OF
                                       3/31/00    SALES
----------------------------------------------------------
($ in millions,
 except per
 share amounts)

REVENUES:
Sales and services                      $   5,491   100%

OPERATING COSTS
 AND EXPENSES:
Cost of sales
 and services                               3,866    70%
Selling, general and
 administrative
 expenses                                      83     2%
Provision to reduce
 contract receivables                          10      -
                                    --------------

TOTAL OPERATING COSTS
 AND EXPENSES                               3,959    72%
                                    --------------

OPERATING INCOME                            1,532    28%

OTHER INCOME AND
 (EXPENSE):
Interest expense                          (1,098)   -20%
Interest and other
 income                                       199     3%
Foreign currency
 transaction gain (loss)                       53      -

INCOME BEFORE
 INCOME TAXES
 AND MINORITY
 INTEREST                                     687    13%

Income tax provision                          188     3%
Minority interest                              60     1%
                                    --------------

INCOME BEFORE
 EXTRAORDINARY ITEM                           439     8%

Extraordinary item, net of tax -
Early extinguishment of debt                  (24)    0%
                                    --------------

NET INCOME                               $    415     8%
                                    ==============

The AES Corporation
GAAP BALANCE SHEET (in millions)
At March 31, 2000


                                               31-Mar-00
                                            -------------
ASSETS

Current Assets
    Cash and cash equivalents                        822
    Short-term investments                           166
    Accounts receivable, net                       1,002
    Inventory                                        316
    Receivable from affiliates                        29
    Deferred income taxes                            105
    Contract Receiveable                             532
    Prepaid expenses and other current               382
    assets
                                            -------------
    Total current assets                           3,354

Property, Plant and Equipment
    Land                                             224
    Electric generation and distribution          12,849
    assets
    Accumulated depreciation and
    amortization                                    (845)

    Construction in progress                       1,504
                                            -------------
    Property, plant and equipment, net            13,732

Other Assets
    Deferred financing costs, net                    234
    Project development costs                         72
    Investments in and advances to
    affiliates                                     2,839
    Debt service reserves and other
    deposits                                         330
    Electricity sales concessions and
    contracts                                      1,064
    Goodwill, net                                    817
    Other assets                                     960

                                            -------------
    Total other assets                             6,316

                                            =============
    Total                                         23,402
                                            =============


LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities
    Accounts payable                                 388
    Accrued interest                                 315
    Accrued and other liabilities                    736
    Other notes payable - current portion              0
    Project financing debt - current
    portion                                        1,102
                                            -------------
    Total current liabilities                      2,541

Long-Term Liabilities
    Project financing debt                        10,161
    Other notes payable                            2,452
    Deferred incomes taxes                         1,894
    Other long-term liabilities                      965
                                            -------------
    Total long-term liabilities                   15,472

    Minority interest                              1,215

    TECONS                                         1,318

Stockholders' Equity
    Common Stock                                       2
    Contributed capital / Additional paid
    in capital                                     2,625
    Retained earnings                              1,294
    Accumulated other comprehensive loss         (1,065)
                                            -------------
    Total stockholders' equity                     2,856

                                            =============
    Total                                         23,402
                                            =============

The AES Corporation
Prorata Balance Sheet (in millions)
At March 31, 2000

ASSETS

CURRENT ASSETS
    Cash and cash equivalents                    976
    Short-term investments                       166
    Accounts receivable, net                   1,416
    Inventory                                    343
    Receivable from affiliates                    29
    Deferred income taxes                        143
    Contract Receiveable                         532
    Prepaid expenses and other current
    assets                                       506
    TOTAL CURRENT ASSETS                       4,110

PROPERTY, PLANT AND EQUIPMENT
    Land                                         225
    Electric generation and distribution
    assets                                    16,315
    Accumulated depreciation and
    amortization                                (919)
    Construction in progress                   1,589
    PROPERTY, PLANT AND EQUIPMENT, NET        17,210

OTHER ASSETS

    Deferred financing costs, net                234
    Project development costs                     75
    Investments in and advances to
    affiliates                                 3,181
    Debt service reserves and other
    deposits                                     330
    Electricity sales concessions and
    contracts                                  1,064
    Goodwill, net                                908
    Other assets                               1,471

    TOTAL OTHER ASSETS                         7,263

    TOTAL                                     28,583

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                             575
    Accrued interest                             396
    Accrued and other liabilities              1,020
    Other notes payable - current portion        168
    Project financing debt - current
    portion                                    1,504
    TOTAL CURRENT LIABILITIES                  3,662

LONG-TERM LIABILITIES
    Project financing debt                    11,107
    Other notes payable                        2,457
    Deferred incomes taxes                     2,053
    Other long-term liabilities                1,720
    TOTAL LONG-TERM LIABILITIES                17,336

    Minority interest                          1,216

    TECONS                                     1,318

STOCKHOLDERS' EQUITY
    Common Stock                                   2
    Contributed capital / Additional paid
    in capital                                 4,114
    Retained earnings                          1,977
    Accumulated other comprehensive loss      (1,042)
    TOTAL STOCKHOLDERS' EQUITY                 5,051

    TOTAL                                     28,583

                              CILCORP Consolidated
                                Income Statement


                                                             Twelve Months Ended
                                                                     3/31/00

Revenue:
CILCO Electric                                                      $378,078
CILCO Gas                                                            174,107
CILCO Other                                                           13,082
Other Businesses                                                      18,468
                                                                -------------
        Total                                                        583,735
                                                                -------------

Operating expenses:

Fuel for generation and purchased power                              150,438
Gas purchased for resale                                             104,607
Other operations and maintenance                                     172,046
Depreciation and amortization                                         72,946
Taxes, other than income taxes                                        40,721
                                                                -------------
        Total                                                        540,758
                                                                -------------

Fixed charges and other:

Interest expense                                                      47,099
Preferred stock dividends of subsidiary                                3,251
Allowance for funds used during construction                            (250)
Other                                                                  1,065
                                                                -------------
        Total                                                         51,165
                                                                -------------

Income from continuing operations before
  income taxes                                                        (8,188)
Income taxes                                                          (1,445)
                                                                -------------
Net income (loss) from continuing operations                          (6,743)

Income (Loss) from operations of discontinued
  business, net of taxes                                                (648)
Extraordinary Item                                                         -
                                                                -------------
  Net income (loss) before minority interest                          (7,391)

Minority Interest                                                          -
                                                                -------------
  Net income (loss)                                                   (7,391)

Other comprehensive income                                                 -
                                                                -------------
Comprehensive income (loss)                                         $ (7,391)
                                                                =============

                      CONSOLIDATED STATEMENTS OF INCOME
                        CENTRAL ILLINOIS LIGHT COMPANY


                                                            Twelve Months Ended
                                                                    03/31/2000
                                                              ----------------
Operating Revenues:
Electric                                                              378,078
Gas                                                                   174,107
                                                              ----------------
                                                                      552,185
                                                              ----------------
Operating Expenses:
Cost of Fuel                                                           82,516
Cost of Gas                                                            95,538
Purchased Power                                                        57,311
Other Operation & Maintenance Expenses                                152,046
Depreciation and Amortization                                          66,035
Income Taxes                                                           12,963
Other Taxes                                                            40,571
                                                              ----------------
                                                                      506,980
                                                              ----------------

Operating Income                                                       45,205

Other Income and Deductions
CILCO Owned Life Insurance                                             (1,065)
Other, Net                                                                278
                                                              ----------------
                                                                         (787)
                                                              ----------------

Income Before Interest Expenses                                        44,418
Interest Expenses:
Interest on Long-Term Debt                                             18,957
Cost of Borrowed Funds Capitalized                                       (250)
Other                                                                   4,126
                                                              ----------------
                                                                       22,833
                                                              ----------------

Net Income Before Preferred Dividends                                  21,585


Preferred Stock Dividends                                               3,251
                                                              ----------------
Net Inc Available for Common Stock                                     18,334
                                                              ================

                          CILCORP INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                 (In thousands)


                                                                                        March 31,
                                                                                          2000
ASSETS                                                                                 (Unaudited)

Current assets:
Cash and temporary cash investments                                                    $    4,147
Receivables, less reserves of
  $1,606 and $1,296                                                                        65,207
Accrued unbilled revenue                                                                   25,293
Fuel, at average cost                                                                      10,169
Materials and supplies, at
  average cost                                                                             16,117
Gas in underground storage, at
  average cost                                                                              7,423
FAC Underrecoveries                                                                         6,883
Prepayments and other                                                                      13,015
                                                                                       ----------
       Total current assets                                                               148,254
                                                                                       ----------
Investments and other property:

Investment in leveraged leases                                                            140,053
Cash surrender value of company-owned
  life insurance, net of related
  policy loans of $53,558                                                                   3,899
Other investments                                                                          23,802
                                                                                       ----------
   Total investments and other
     property                                                                             167,754
                                                                                       ----------
Property, plant and equipment:
Utility plant, at original cost
   Electric                                                                               624,782
   Gas 208,466
                                                                                       ----------
                                                                                          833,248
Less - accumulated provision for
  depreciation                                                                             25,945
                                                                                       ----------
                                                                                          807,303
Construction work in progress                                                              47,214
Other, net of depreciation                                                                    258
                                                                                       ----------
       Total property, plant and
       equipment                                                                          854,775
                                                                                       ----------
Other assets:
Goodwill, net of accumulated
   amortization of $6,453 and $2,881                                                      568,173
Other                                                                                      45,841
                                                                                       ----------
 Total other assets                                                                       614,014
                                                                                       ----------
       Total assets                                                                    $1,784,797
                                                                                       ==========

                          CILCORP INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                 (In thousands)


                                                                                        March 31,
                                                                                          2000
LIABILITIES AND STOCKHOLDER'S EQUITY                                                   (Unaudited)

Current liabilities:
Current portion of long-term debt                                                      $       --
Notes payable                                                                              69,900
Accounts payable                                                                           34,706
Accrued taxes                                                                              22,720
Accrued interest                                                                           25,986
FAC/PGA overrecoveries                                                                        974
Other                                                                                       5,589
                                                                                       ----------
        Total current liabilities                                                         159,875
                                                                                       ----------
Long-term debt                                                                            730,445
                                                                                       ----------
Deferred credits and other liabilities:
Accumulated deferred income taxes                                                         236,594
Regulatory liability of regulated
  subsidiary                                                                               26,910
Deferred investment tax credits                                                            17,383
Other                                                                                      76,772
                                                                                       ----------
        Total deferred credits and
       other liabilities                                                                  357,659
                                                                                       ----------
Preferred stock of subsidiary                                                              66,120
                                                                                       ----------
Stockholder's equity:
Common stock, no par value;
  authorized 10,000 shares -
  outstanding 1,000 shares                                                                     --
Additional Paid-in Capital                                                                468,833
Retained earnings                                                                           1,865
Accumulated other comprehensive
  income                                                                                       --
                                                                                       ----------
        Total stockholder's equity                                                        470,698
                                                                                       ----------
        Total liabilities and
       stockholder's equity                                                            $1,784,797
                                                                                       ==========

                         CENTRAL ILLINOIS LIGHT COMPANY
                           Consolidated Balance Sheets
                                 (In thousands)


                                                                                       March 31,
ASSETS                                                                                    2000
                                                                                       (Unaudited)
Utility plant, at original cost:
  Electric                                                                              $1,263,082
  Gas                                                                                      431,833
                                                                                        ----------
                                                                                         1,694,915
  Less - accumulated provision
    for depreciation                                                                       887,612
                                                                                        ----------
                                                                                           807,303
Construction work in progress                                                               47,214
                                                                                        ----------
     Total utility plant                                                                   854,517
                                                                                        ----------
Other property and investments:
Cash surrender value of company-owned
  life insurance (net of related
  policy loans of $53,558)                                                                   3,899
Other                                                                                        1,183
                                                                                        ----------
     Total other property and
       investments                                                                           5,082
                                                                                        ----------
Current assets:
Cash and temporary cash investments                                                          1,653
Receivables, less reserves of
  $1,606 and $1,296                                                                         48,445
Accrued unbilled revenue                                                                    24,655
Fuel, at average cost                                                                       10,169
Materials and supplies,
  at average cost                                                                           16,086
Gas in underground storage,
  at average cost                                                                            7,423
Prepaid taxes                                                                                6,365
FAC underrecoveries                                                                          6,883
Other                                                                                       12,927
                                                                                        ----------
     Total current assets                                                                  134,606
                                                                                        ----------
Deferred debits:
Unamortized loss on reacquired debt                                                          2,874
Unamortized debt expense                                                                     1,518
Prepaid pension cost                                                                           308
Other                                                                                       16,790
                                                                                        ----------
     Total deferred debits                                                                  21,490
                                                                                        ----------
Total assets                                                                            $1,015,695
                                                                                        ==========

                         CENTRAL ILLINOIS LIGHT COMPANY
                           Consolidated Balance Sheets
                                 (In thousands)


                                                                                        March 31,
CAPITALIZATION AND LIABILITIES                                                            2000
                                                                                       (Unaudited)
Capitalization:
Common stockholder's equity:
   Common stock, no par value;
     authorized 20,000,000 shares;
     outstanding 13,563,871 shares                                                     $  185,661
Additional Paid-in Capital                                                                 27,000
Retained earnings                                                                         135,567
Accumulated other comprehensive income                                                        (60)
                                                                                       ----------
        Total common stockholder's equity                                                 348,168
Preferred stock without mandatory
  redemption                                                                               44,120
Preferred stock with mandatory redemption                                                  22,000
Long-term debt                                                                            237,945
                                                                                       ----------
         Total capitalization                                                             652,233
                                                                                       ----------
Current liabilities:
Current maturities of long-term debt                                                           --
Notes payable                                                                              29,900
Accounts payable                                                                           29,251
Accrued taxes                                                                              29,744
Accrued interest                                                                            6,839
FAC/PGA overrecoveries                                                                        974
Level payment plan                                                                             --
Other                                                                                       5,517
                                                                                       ----------
         Total current liabilities                                                        102,225
                                                                                       ----------
Deferred credits and other liabilities:

Accumulated deferred income taxes                                                         137,938
Regulatory liability                                                                       26,910
Deferred investment tax credit                                                             17,383
Capital lease obligation                                                                    1,046
Other                                                                                      77,960
                                                                                       ----------
         Total deferred credits and
           other liabilities                                                              261,237
                                                                                       ----------
Total capitalization and
  liabilities                                                                          $1,015,695
                                                                                       ==========

ITEM (2) PER EXEMPTION ORDER (INCOME STATEMENT AMOUNTS ARE 12 MONTHS ENDED):

                         CILCO/CILCORP CONTRIBUTIONS TO
                    AES/CILCORP CONSOLIDATED HOLDING COMPANY
                                  (GAAP BASIS)
                                      ($MM)


-------------------------------------------  ----------------  -----------------
                                                   12 MOS.            12 MOS.
                                                   12/31/99           3/31/00
-------------------------------------------  ----------------  -----------------

GROSS REVENUES %-CILCO                               15.14%           12.89%
CILCO                                                  562              565
AES                                                  3,253            4,091
AES/CILCORP                                          3,713            4,382
-------------------------------------------        -------          -------
GROSS REVENUES %-CILCORP                             15.65%           13.33%
CILCORP (Including CILCO)                              581              584
AES                                                  3,253            4,091
AES/CILCORP                                          3,713            4,382
-------------------------------------------        -------          -------
NET OPERATING REVENUES %-CILCO                       12.69%           11.05%
CILCO                                                  376              386
AES                                                  2,655            3,335
AES/CILCORP                                          2,962            3,493
-------------------------------------------        -------          -------
NET OPERATING REVENUES %-CILCORP                     13.64%           11.31%
CILCORP (Including CILCO)                              404              395
AES                                                  2,655            3,335
AES/CILCORP                                          2,962            3,493
-------------------------------------------        -------          -------
OPERATING INCOME %-CILCO                              5.78%            5.04%
CILCO                                                   55               56
AES                                                    925            1,111
AES/CILCORP                                            952            1,111
-------------------------------------------        -------          -------
OPERATING INCOME %-CILCORP                            4.30%            3.87%
CILCORP (Including CILCO)                               41               43
AES                                                    925            1,111
AES/CILCORP                                            952            1,111
-------------------------------------------        -------          -------
NET INCOME %-CILCO                                    6.99%            4.47%
CILCO                                                   16               18
AES                                                    228              415
AES/CILCORP                                            229              402
-------------------------------------------        -------          -------
NET INCOME %-CILCORP                                 -.44%            -.02%
CILCORP (Including CILCO)                               (1)              (7)
AES                                                    228              415
AES/CILCORP                                            229              402

-------------------------------------------        -------          -------
NET ASSETS %-CILCO                                    4.86%            4.34%
CILCO                                                1,056            1,016
AES                                                 21,744           23,402
AES/CILCORP                                         21,744           23,402
-------------------------------------------        -------          -------
NET ASSETS %-CILCORP                                  8.42%            7.63%
CILCORP (Including CILCO)                            1,831            1,785
AES                                                 21,744           23,402
AES/CILCORP                                         21,744           23,402
-------------------------------------------        -------          -------

                         CILCO/CILCORP CONTRIBUTIONS TO
                    AES/CILCORP CONSOLIDATED HOLDING COMPANY
                         (PRO RATA CONSOLIDATION BASIS)
                                      ($MM)


-------------------------------------------  ----------------  -----------------
                                                   12 MOS.            12 MOS.
                                                   12/31/99           3/31/00
-------------------------------------------  ----------------  -----------------

GROSS REVENUES %-CILCO                               11.78%            9.77%
CILCO                                                  562              565
AES                                                  4,309            5,491
AES/CILCORP                                          4,769            5,782
-------------------------------------------        -------          -------
GROSS REVENUES %-CILCORP                             12.18%           10.10%
CILCORP (Including CILCO)                              581              584
AES                                                  4,309            5,491
AES/CILCORP                                          4,769            5,782
-------------------------------------------        -------          -------
NET OPERATING REVENUES %-CILCO                        9.49%            7.95%
CILCO                                                  376              386
AES                                                  3,656            4,698
AES/CILCORP                                          3,963            4,856
-------------------------------------------        -------          -------
NET OPERATING REVENUES %-CILCORP                     10.19%            8.13%
CILCORP (Including CILCO)                              404              395
AES                                                  3,656            4,698
AES/CILCORP                                          3,963            4,856
-------------------------------------------        -------          -------
OPERATING INCOME %-CILCO                              4.29%            3.66%
CILCO                                                   55               56
AES                                                  1,256            1,532
AES/CILCORP                                          1,283            1,532
-------------------------------------------        -------          -------
OPERATING INCOME %-CILCORP                            3.20%            2.81%
CILCORP (Including CILCO)                               41               43
AES                                                  1,256            1,532
AES/CILCORP                                          1,283            1,532
-------------------------------------------        -------          -------
NET INCOME %-CILCO                                    6.99%            4.47%
CILCO                                                   16               18
AES                                                    228              415
AES/CILCORP                                            229              402
-------------------------------------------        -------          -------
NET INCOME %-CILCORP                                 -.44%            -.02%
CILCORP (Including CILCO)                               (1)              (7)
AES                                                    228              415
AES/CILCORP                                            229              402

-------------------------------------------        -------          -------
NET ASSETS %-CILCO                                    4.64%            3.55%
CILCO                                                1,056            1,016
AES                                                 22,759           28,583
AES/CILCORP                                         22,759           28,583
-------------------------------------------        -------          -------
NET ASSETS %-CILCORP                                  8.05%            6.24%
CILCORP (Including CILCO)                            1,831            1,785
AES                                                 22,759           28,583
AES/CILCORP                                         22,759           28,583
-------------------------------------------        -------          -------


ITEM (3) PER EXEMPTION ORDER - GENERATION INFORMATION:

AES Generating Plants in Operation at March 31, 2000 (excluding CILCO):


                                                                  AES           AES
                                                  Capacity     Interest        Equity      Regulatory
UNIT                                  COUNTRY        (MW)         (%)          (MW)          STATUS
----                                  -------        ----         ---          ------        ------
AES Deepwater                           USA            143      100.00        143.00        QF
AES Beaver Valley                       USA            125      100.00        125.00        QF
AES Placerita                           USA            120      100.00        120.00        QF
AES Thames                              USA            181      100.00        181.00        QF
AES Shady Point                         USA            320      100.00        320.00        QF
AES Hawaii                              USA            180      100.00        180.00        QF
AES Warrior Run                         USA            180      100.00        180.00        QF
AES Eastern Energy (6 plants)           USA          1,437      100.00       1437.00       EWG
AES Alamitos                            USA          2,083      100.00      2,083.00       EWG
AES Redondo Beach                       USA          1,310      100.00      1,310.00       EWG
AES Huntington Beach                    USA            563      100.00        563.00       EWG
AES Kingston                          Canada           110       50.00         55.00       EWG
AES San Nicholas                   Argentina           650       69.00        448.50       EWG
AES Cabra Corral                   Argentina           102       98.00         99.96       FUCO
AES El Tunal                       Argentina            10       98.00          9.80       FUCO
AES Sarmiento                      Argentina            33       98.00         32.34       FUCO
AES Ullum                          Argentina            45       98.00         44.10       FUCO
AES Quebrada                       Argentina            45      100.00         45.00       FUCO
Fontes Nova-Light                     Brazil           144       13.75         19.80       FUCO
Ilha dos Pombos - Light               Brazil           164       13.75         22.55       FUCO
Nilo Pecanha - Light                  Brazil           380       13.75         52.25       FUCO
Pereira Passos - Light                Brazil           100       13.75         13.75       FUCO
CEMIG (37 plants)                     Brazil         5,668      20.96*      1,188.14       FUCO
EGE Bayano                            Panama           192       49.00         94.08       FUCO
EGE Chiriqui                          Panama            90       49.00         44.10       FUCO
AES Los Mina                         Dom. Rep.         210      100.00        210.00       EWG
ECOGEN (2 plants)                    Australia         966      100.00        966.00       FUCO
AES Mt. Stuart                       Australia         288      100.00        288.00       FUCO
AES Xiangci - Cili                     China            26       51.00         13.26       FUCO
AES Wuxi                               China            63       55.00         34.65       FUCO
Wuhu                                   China           250       25.00         62.50       FUCO
Yangchun                               China            15       25.00          3.75       FUCO
Chengdu Lotus City                     China            48       35.00         16.80       FUCO
AES Jiaozou                            China           250       70.00        175.00       FUCO
AES Hefei                              China           115       70.00         80.50       FUCO
AES Fuling Aixi                     Kazakhstan          50       70.00         35.00       FUCO
AES Ekibastuz                       Kazakhstan       4,000       70.00      2,800.00       FUCO
AES Ust-Kamenogorsk GES             Kazakhstan         332       85.00        282.20       FUCO
AES Shulbinsk GES                   Kazakhstan         702       85.00        596.70       FUCO
AES Ust-Kamenogorsk TETS            Kazakhstan         240       85.00        204.00       FUCO
AES Leninogorsk TETS                Kazakhstan          50       85.00         42.50       FUCO
AES Sogrinsk TETS                   Kazakhstan          50       85.00         42.50       FUCO
AES Semiplatinsk TETS               Kazakhstan          10       85.00          8.50       FUCO
OPGC                                   India           420       49.00        205.80       FUCO
AES Lal Pir                          Pakistan          351       90.00        315.90       FUCO
AES Pak Gen                          Pakistan          344       90.00        309.60       FUCO
AES Borsod                            Hungary          171       96.00        164.16       FUCO
AES Tisza II                          Hungary          860       96.00        825.60       FUCO
AES Tiszapalkonya                     Hungary          250       96.00        240.00       FUCO
AES Elsta                           Netherlands        405       50.00        202.50       FUCO
Medway                                 U.K.            688       25.00        172.00       FUCO
AES Indian Queens                      U.K.            140      100.00        140.00       EWG
Kilroot                                U.K.            520       47.00        244.40       FUCO
Belfast West                           U.K.            240       47.00        112.80       FUCO
AES Barry                              U.K.            230      100.00        230.00       FUCO
AES Drax Power Ltd.                    U.K.           3960      100.00          3960       FUCO
AES Tiete (10 plants)                 Brazil          2644       39.00          1031       FUCO
TOTAL - March 31, 2000                              33,263                  23056.99
Pct. Of Foreign Generation                          80.03%                    71.20%


* CEMIG owns 21.648% of 36 plants accounting for 5,458 MW and 3.14% of 1 plant accounting for 210 MW.

CILCO Generating Plants at March 31, 2000:

                                                     AES         AES
                                        Capacity   Interest      Equity    Regulatory
UNIT                          COUNTRY   (MW)         (%)          (MW)      STATUS
----------------------        -------   ----     ---------        ----     -----------
Edwards (3 units)             USA       740      100.00           740      IL PUC
Duck Creek                    USA       366      100.00           366      IL PUC
Indian Trails                 USA        10      100.00            10      IL PUC
Sterling Avenue               USA        30      100.00            30      IL PUC
                                      -----                     -----
TOTAL - March 31, 2000                1,146                     1,146



Revenues from generation capacity - 12 months ended March 31, 2000:



         CILCO                                             151       5%
         AES (excluding CILCO)                           2,717      95%
                                                         -----      ---
         Total                                           2,868     100%



CILCO's electric revenues are allocated between electric generation and electric distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.


There has been a 6 MW reduction in the amount of capacity owned by CILCO from 1,152 to 1,146 MW since December 31, 1999. There has also been a 21.6% increase in the total revenues earned from the capacity owned by AES and CILCO since December 31, 1999. The percentage of total revenues derived from the capacity owned by CILCO has decreased from 6% to 5% since December 31, 1999.

ITEM (4) PER EXEMPTION ORDER - ELECTRIC AND GAS DISTRIBUTION:


CILCO elec/gas transmission/distribution assets at March 31, 2000         727
Total AES (excl CILCO) electric distr. assets at March 31, 2000        10,943
                                                                       ------
     Total transmission and distribution assets                        11,670

CILCO elec/gas transm/distr revenues - 12 mos. March 31, 2000             401
AES (excl CILCO) electric distr. revenues - 12 mos. March 31, 2000      2,481
                                                                       ------
     Total electric/gas transm/distr. revenues                          2,882


CILCO's electric revenues are allocated between electric generation and electric distribution activities according to utility rate base. AES distribution revenues are derived from the total distribution revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

The total transmission and distribution assets owned by AES and CILCO has increased by 105.6% since December 31, 1999 and the total revenues derived from such assets has increased by 21% since December 31, 1999. CILCO's transmission and distribution assets and the revenues derived from such assets has slightly decreased since December 31, 1999 while AES' transmission and distribution assets and the revenues derived from such assets has substantially increased since December 31, 1999. Accordingly, CILCO's percentage of the total transmission and distribution assets has decreased from 13.3% to 6.2% and CILCO's percentage of total revenues from such assets has decreased from 17% to 13.9% since December 31, 1999.

ITEM (5) PER EXEMPTION ORDER:

CILCO has not sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system.

ITEM (6) PER EXEMPTION ORDER:

No application has been made to nor has any order been received from the Illinois Commerce Commission that involves AES' ownership position or AES' oversight over the operations of CILCO or CILCORP.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 30th day of May, 2000 by the undersigned thereunto duly authorized.

                                                 The AES Corporation

                                        By:      /s/ William R. Luraschi
                                                 -----------------------------
                                                 William R. Luraschi
                                                 General Counsel and Secretary